UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

National Corporate Taxpayers’ Registry of the Ministry of Economy (CNPJ/ME) No 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Meeting of the Board of Directors held on February 25, 2021

DATE, TIME, AND PLACE: On February 25, 2021, at 3 PM, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”) held a meeting at the principal place of business of the Company and by videoconference, with the attendance of all its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting.

AGENDA: After the completion of studies performed by the Executive Board in order to segregate the equity interest held by the Company in its subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”) through a partial spin-off of the Company, resolve on: (i) the approval of the Management Proposal of Partial Spin-Off of the Company with transfer of the Spin-off Portion to Getnet (“Management Proposal”), prepared pursuant to the Private Instrument of Protocol and Justification of the Partial Spin-Off of Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet, signed on February 25, 2021 (“Protocol and Justification of the Partial Spin-Off of Santander”); and (ii) the call for the Special Shareholders' Meeting of the Company for March 31, 2021, at 3 PM, with the purpose of resolving on the following matters: (a) ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, as a specialized company responsible for preparing the relevant appraisal report (“Appraisal Report”); (b) approve the Appraisal Report; (c) approve the Protocol and Justification of the Partial Spin-Off of Santander Brasil; (d) approve the partial spin-off of the Company, which will result in the segregation of its shares issued by Getnet; (e) authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed to and approved by the Company's shareholders; (f) approve the reduction of the Company's share capital by the total amount of two billion Brazilian (BRL 2,000,000,000.00), from the current fifty-seven billion Brazilian Reais (BRL 57,000,000,000.00) to fifty-five billion Brazilian Reais (BRL 55,000,000,000.00), without the cancellation of shares, as a result of the partial spin-off (“Capital Reduction”); (g) approve the amendment to article 5 of the Company's Bylaws, to reflect the Capital Reduction; (h) approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended; and (i) approve the restatement of the Company's Bylaws.

RESOLUTIONS: After due clarification and after topics related to the future governance of Getnet, its maintenance in the prudential conglomerate of Santander, the existence and balance of agreements that support the commercial relations between Santander and Getnet were discussed and all questions raised by the Directors in their usual diligence duty in relation to said topics were satisfied, the attending members of the Board of Directors resolved:

(i)         To approve the Management Proposal, pursuant to the Protocol and Justification of the Partial Spin-Off of Santander, which benefited from a favorable recommendation from the Company’s Audit Committee, in a meeting held on February 25, 2021; and

(ii)        Call the Extraordinary Shareholders' Meeting of the Company for March 31, 2021, at 3 PM, with the purpose of resolving the following matters: (a) ratify the hiring of PricewaterhouseCoopers Auditores Independentes, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floors, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, specialized company responsible for preparing the Appraisal Report; (b) approve the Appraisal Report; (c) approve the Protocol and Justification of the Partial Spin-Off of Santander; (d) approve the partial spin-off of the Company, which will result in the segregation of its shares issued by Getnet; (e) authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders; (f) approve the Capital Reduction; (g) approve the amendment to article 5 of the Company's Articles of Incorporation, to reflect the Capital Reduction; (h) approve the amendment to article 30 of the Company's Bylaws, to improve the rules for the appointment of members of the Audit Committee, in accordance with the provisions of the National Monetary Council Resolution No. 3,198, of May 27, 2004, as amended, specifically to (i) include an express provision that the term of office of the members of the Audit Committee extends up to the investiture of their substitutes; and (ii) provide that, once the maximum limit of renewals is reached, as provided for in article 30 of the Bylaws, the member of the Audit Committee can only rejoin such body after at least three (3) years have elapsed since the end of their previous term of office, provided that up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of office of one (1) year, waiving the 3-year interstice; and (i) approve the restatement of the Company's Bylaws.

ADJOURNMENT: With nothing else to discuss, the Meeting was adjourned, and these minutes were drawn up which, after read and approved, were signed by all members. Board: Álvaro Antônio Cardoso de Souza, Chairman of the Meeting. Daniel Pareto, Secretary of the Meeting. Directors: Mr. Álvaro Antônio Cardoso de Souza, Chairman; Sr. Sergio Agapito Lires Rial – Vice-Chairman; Messrs. Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

This is a true copy of the minutes of the meeting.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer